

2018 IATA GAPS Startup Innovation Awards
Jury Board Member



Maximillian Kovtun
President of Travelmate Robotics

Maximillian has co-founded Travelmate Robotics. His company has created the world's first robot assistant and self-moving luggage. Travelmate is revolutionizing the travel and robotics industry. Travelmate is the first affordable consumer robot and it's a multipurpose gadget that's perfect for frequent travelers.

On a side note, Maximillian finished High School when he was only 13 years old and went to Santa Barbara for college/university. He has worked in the robotics industry for 4 years now.